Room 4561

June 10, 2005

Mr. Joseph L. Mullen
Chief Executive Officer
Bottomline Technologies (de), Inc.
325 Corporate Drive
Portsmouth, New Hampshire 03801

Re:	Bottomline Technologies (de), Inc.
	Amendment No. 1 to Registration Statement on Form S-3 filed
June
8, 2005
	File No. 333-122906

      Form 10-K for the fiscal year ended June 30, 2004, as amended
	Form 10-Q for the fiscal quarter ended September 30, 2004 Form 10-Q for the fiscal quarter ended December 31, 2004 Form 10-Q for the fiscal quarter ended March 31, 2005
	File No. 0-25259

Dear Mr. Mullen:

      We have reviewed your amended filing and have the following comments.

Amendment No. 1 to Registration Statement on Form S-3

1. We note your Form 8-K filed May 3, 2005 and amended on May 6,
2005
disclosing the consummation of your acquisition of HMSL Group as well as your requirements under Item 9.01 to file financial statements and pro forma financial information for HMSL Group. Please note that unless Rule 3-05(b)(4) of Regulation S-X is available your registration statement will not be declared effective until the financial information required by Rule 3-05 is provided. If applicable, please provide us your analysis with respect to the availability of Rule 3-05(b)(4). Please also see the Instruction to
Item 9.01 of Form 8-K and Interpretation S.21 of our July 1997 Manual of Publicly Available Telephone Interpretations for additional guidance.

Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

2. We note that counsel has limited their legal opinion to, among other things, the General Corporation Law of the State of Delaware.
Please confirm to us in writing that such reference to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
Please see Section VII.A.14 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance. We note your statement in the penultimate paragraph of your opinion which appears to primarily address the reliability of your opinion with respect to subsequent changes in the law.


*              *              *              *

      As appropriate, please amend your registration statement and periodic reports in response to these comments no later than the date specified above. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Chris White at (202) 551-3461, or Melissa
Walsh
at (202) 551-3224, if you have questions or comments on the
financial
statements and related matters.  Please contact Daniel Lee at
(202)
551-3477 with any other questions. If you need further assistance, you may contact or me at (202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	John A. Burgess, Esq.
	Jessica Semerjian, Esq.
	Wilmer Cutler Pickering Hale and Dorr LLP
	60 State Street
	Boston, Massachusetts 02109
	Telephone:  (617) 526-6000
	Facsimile:  (617) 526-5000